Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: May 19, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and not cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the scheme of arrangement of Shell Transport (the “Scheme”)); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS AN ENGLISH TRANSLATION OF A JOINT ANNOUNCEMENT MADE IN DUTCH IN THE NETHERLANDS ON MAY 19, 2005. THE ANNOUNCEMENT AS MADE IN DUTCH FOLLOWS THE TRANSLATION

PUBLIC OFFER BY ROYAL DUTCH SHELL PLC
FOR ALL OUTSTANDING SHARES IN
N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ

On October 28, 2004, the Boards of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) (‘Royal Dutch’) and The “Shell” Transport and Trading Company, p.l.c. (‘Shell Transport’) announced that they had unanimously agreed, in principle, to propose to shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell plc (‘Royal Dutch Shell’), a company incorporated in England and Wales and resident for Dutch and UK tax purposes in the Netherlands. The proposals will be implemented (i) by way of an exchange offer by Royal Dutch Shell for all issued and outstanding ordinary shares in the share capital of Royal Dutch (the ‘Royal Dutch Offer’) and (ii) by way of a scheme of arrangement with respect to Shell Transport under section 425 of the Companies Act of England and Wales 1985 (the ‘Scheme’) (the ‘Transaction’).

Royal Dutch Shell will make the Royal Dutch Offer, subject to the conditions and restrictions described in (i) the offer document dated May 19, 2005 (the ‘Dutch Offer Document’), (ii) the listing particulars dated May 19, 2005 (the ‘Listing Particulars’) and (iii) the US prospectus dated May 19, 2005 constituting part of the Registration Statement on Form F-4 filed with the SEC under the US Securities Act of 1933 (the ‘US Prospectus’) (together the ‘Offer Documents’), for all issued and outstanding ordinary shares in the share capital of Royal Dutch, consisting of (i) Royal Dutch ordinary shares in bearer form (‘Royal Dutch Bearer Shares’), (ii) Royal Dutch ordinary shares in registered form registered on the share register kept in The Hague (‘Royal Dutch Hague Registered Shares’) and (iii) Royal Dutch ordinary shares in registered form registered on the share register kept in New York (‘Royal Dutch New York Registered Shares’) (together the ‘Royal Dutch Shares’). The Royal Dutch Board of Management and the Royal Dutch Supervisory Board each unanimously recommend that holders of Royal Dutch Shares accept the Royal Dutch Offer.

In accordance with section 9q of the 1995 Decree on the supervision of the securities trade (Besluit toezicht effectenverkeer 1995), the Royal Dutch Offer shall be discussed during the annual general meeting of shareholders of Royal Dutch which will be held at 10:30 am Central European Time (‘CET’) on June 28, 2005.

The Royal Dutch Offer
Under the terms of the Royal Dutch Offer, holders of Royal Dutch Shares will each receive respectively:

•	for each Royal Dutch Bearer Share or Royal Dutch Hague Registered Share tendered: 2 class A ordinary shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell (‘“A” Shares’);

•	for each Royal Dutch New York Registered Share tendered:

1“A” American depositary receipt representing two “A” Shares.

Royal Dutch Offer Acceptance Period

The Royal Dutch Offer acceptance period begins on May 20, 2005 and ends, subject to extension, on July 18, 2005, 11 pm CET (the ‘Royal Dutch Offer Acceptance Period’).

Acceptance

(i) Holders of Royal Dutch Bearer Shares

Holders of Royal Dutch Bearer Shares who hold their Royal Dutch Bearer Shares with a bank or stockbroker should make their acceptance of the Royal Dutch Offer known to ABN AMRO Bank N.V. (‘ABN AMRO’) via their respective bank or stockbroker during the period beginning on May 20, 2005 until July 18, 2005, 11 pm CET, subject to extension of the Royal Dutch Offer Acceptance Period. The bank or stockbroker may set an earlier deadline for communication by holders of Royal Dutch Bearer Shares in order to permit the bank or stockbroker to communicate their acceptances to ABN AMRO in a timely manner.

Holders of Royal Dutch Bearer Shares represented by already issued share certificates to bearer provided with separate dividend coupons (K-stukken) should note that, in accordance with the Royal Dutch articles of association, such certificates have been abolished. If such holders wish to tender these Royal Dutch Bearer Shares they should make their acceptance known by transferring their certificates via their bank or stockbroker to ABN AMRO during the period beginning on May 20, 2005 until July 18, 2005, 11 pm CET, subject to extension of the Royal Dutch Offer Acceptance Period. The bank or stockbroker may set an earlier deadline for communication by holders of Royal Dutch Bearer Shares in order to permit the bank or stockbroker to communicate their acceptance to ABN AMRO in a timely manner.

(ii) Holders of Royal Dutch Hague Registered Shares

Holders of Royal Dutch Hague Registered Shares will be sent information by post regarding the Transaction and outlining how such shareholders can make their acceptance known.

(iii) Holders of Royal Dutch New York Registered Shares

Holders of Royal Dutch New York Registered Shares will be sent information by post regarding the Transaction and outlining how such shareholders can make their acceptance known. If these shareholders have any queries, they should contact Georgeson Shareholder Communications Inc at the following numbers: Europe + 44 (0) 870 703 0306, US (Direct Dial) + 1 212 440 0800, US (Toll-Free) + 1 877 278 4235.

Declaring the Royal Dutch Offer unconditional

Subject to the satisfaction or, to the extent permitted, waiver of all of the conditions to the Royal Dutch Offer other than the condition to the Royal Dutch Offer being the sanctioning of the Scheme by the High Court of Justice in England and Wales (the ‘High Court’) and the subsequent registration of such order of the High Court (the ‘Order’) by the Registrar of Companies of England and Wales (the ‘Scheme Condition’), it is expected that a public announcement will be made by Royal Dutch Shell, on or immediately prior to the date of the hearing by the High Court of the petition to sanction the Scheme, stating that the Royal Dutch Offer is declared to be unconditional (gestand is gedaan) subject to and immediately upon the satisfaction of the Scheme Condition, in which case the Royal Dutch Offer is thereafter automatically declared to be unconditional (gestand gedaan) upon registration of the Order by the Registrar of Companies of England and Wales (the ‘Honouring Date’). It is expected that as soon as practicable following the Royal Dutch Offer being automatically declared to be unconditional (gestand gedaan), a public announcement will be made by Royal Dutch Shell to confirm this. Such announcement is expected to be made on July 20, 2005, subject to extension of the Royal Dutch Offer Acceptance Period.

Settlement

If the Royal Dutch Offer is declared to be unconditional (gestand is gedaan), delivery of the Royal Dutch Shell shares to which holders of Royal Dutch Shares are entitled who have accepted the Royal Dutch Offer during the Royal Dutch Offer Acceptance Period, will take place on the settlement date being no later than three Euronext Amsterdam trading days after the Honouring Date, unforeseen circumstances excepted (the ‘Settlement Date’).

Listing Euronext Amsterdam, London Stock Exchange and New York Stock Exchange

Royal Dutch Shell has applied, subject to the Royal Dutch Offer being declared unconditional (gestanddoening), to list the “A” Shares on Euronext Amsterdam. Applications have also been made to the UK Listing Authority for the “A” Shares to be admitted to the Official List, and to the London Stock Exchange for the “A” Shares to be admitted to trading on the London Stock Exchange’s market for listed securities. Finally, Royal Dutch Shell has been approved, subject to the official notice of issuance, to list the “A” American depository receipts on the New York Stock Exchange.

Subject to the Royal Dutch Offer being declared unconditional (gestanddoening), trading on these three exchanges is expected to commence on or about July 20, 2005, unforeseen circumstances excepted.

De-listing from Euronext Amsterdam, London Stock Exchange and New York Stock Exchange

Following completion of the Royal Dutch Offer and depending on the level of acceptance, Royal Dutch Shell intends to request that Royal Dutch seeks to de-list: (i) the Royal Dutch Shares from Euronext Amsterdam and the London Stock Exchange; and (ii) the Royal Dutch New York Registered Shares from the New York Stock Exchange, all as soon as reasonably practicable.

Admitted Institutions

The institutions (i) which hold Royal Dutch Bearer Shares on behalf of their clients through Euroclear Netherlands as an admitted institution of Euroclear Netherlands or (ii) which hold Royal Dutch Bearer Shares on behalf of their clients through an institution which is an admitted institution of Euroclear Netherlands (the ‘Admitted Institutions’) may only make their applications to accept the Royal Dutch Offer in writing to ABN AMRO marked to the attention of ''Issuing Institutions — Corporate Actions MF 2020’’ Kemelstede 2, 4817 ST Breda, the Netherlands, fax 076 - 57 99 620 by no later than 11 pm CET on July 18, 2005, subject to extension of the Royal Dutch Offer Acceptance Period. By making their application, which must be in writing, the Admitted Institutions declare that (i) they hold the tendered Royal Dutch Bearer Shares in their administration, (ii) they will deliver the tendered Royal Dutch Bearer Shares to ABN AMRO prior to the expiration of the Royal Dutch Offer Acceptance Period and (iii) each shareholder who accepts the Royal Dutch Offer irrevocably represents and warrants that the Royal Dutch Shares tendered by him are being tendered in compliance with the restrictions set out in paragraph 1.2 of Part 1 of the Dutch Offer Document. Admitted Institutions that are not able to deliver the tendered Royal Dutch Bearer Shares to ABN AMRO prior to 11 pm CET on July 18, 2005 (subject to extension of the Royal Dutch Offer Acceptance Period), should give ABN AMRO a written notice of guaranteed delivery for such Royal Dutch Bearer Shares, in which the Admitted Institutions undertake to deliver such Royal Dutch Bearer Shares to ABN AMRO as an exchange agent by no later than 11 am CET on the Settlement Date. Any such notice of guaranteed delivery should be received by ABN AMRO by no later than 11 pm CET on July 18, 2005, subject to extension of the Royal Dutch Offer Acceptance Period.

Availability of Offer Documents

Copies of the Offer Documents and certain documents referred to therein, are available, free of charge, on the Shell website at www.shell.com/unification and, in the case of the US Prospectus and other documents referred to below that are filed with or furnished to the SEC, www.sec.gov.. Shareholders may obtain, free of charge, hard copies of the relevant documents. Holders of Royal Dutch Bearer Shares and Royal Dutch Hague Registered Shares may request relevant documents by contacting ABN AMRO toll-free at 0800-2222-0024, email: so.servicedesk.c&cc@nl.abnamro.com. Holders of Royal Dutch New York Registered Shares will be sent the relevant documents by post.

Holders of Royal Dutch Bearer Shares and holders of Royal Dutch Hague Registered Shares (excluding holders who are located in the US) are advised to study the Dutch Offer Document and the Listing Particulars (filed with the Dutch Authority for the Financial Markets and Euronext Amsterdam) including all annexes and documents incorporated by reference therein, carefully because they contain important information and to seek independent advice where appropriate in order to reach a balanced judgment with respect to the (tendering of shares in the) Royal Dutch Offer.

Holders of Royal Dutch New York Registered Shares (and all holders of Royal Dutch Bearer Shares and Royal Dutch Hague Registered Shares located in the US) will be issued with and are urged to study, the US Prospectus and other documents relating to the Royal Dutch Offer that have been or will be filed with, or furnished to, the SEC by Royal Dutch Shell and the related solicitation/recommendation statement on Schedule 14D-9 that has been or will be filed with the SEC by Royal Dutch, because each of these documents will contain important information relating to the Royal Dutch Offer.

Restrictions

Receipt of the Offer Documents and any separate documentation regarding the Royal Dutch Offer in jurisdictions other than the Netherlands and England (and receipt of the US Prospectus in other than these jurisdictions and the US), and the making of the Royal Dutch Offer in jurisdictions other than the Netherlands, the United States and England, may be restricted by law and therefore persons into whose possession this advertisement and/or these documents comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. None of Royal Dutch Shell, Royal Dutch, Shell Transport or any of their advisers assumes any responsibility for any violation by anyone whomsoever.

This advertisement, the Offer Documents and any separate documentation regarding the Royal Dutch Offer must not be distributed in whole or in part into Japan or Italy.

This advertisement is a public announcement made pursuant to article 9g subsection 3 of the 1995 Decree on the supervision of the securities trade.

London and The Hague, May 19, 2005

ACTUAL ANNOUNCEMENT

OPENBAAR BOD DOOR ROYAL DUTCH SHELL PLC
OP ALLE UITSTAANDE GEWONE AANDELEN IN
N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ

Op 28 oktober 2004 hebben de directie en de raad van commissarissen van de N.V. Koninklijke Nederlandsche Petroleum Maatschappij (‘de Koninklijke’) alsmede de board van The “Shell” Transport and Trading Company, p.l.c. (‘Shell Transport’) medegedeeld dat zij unaniem hadden besloten, in beginsel, om aan aandeelhouders de samenvoeging van de Koninklijke en Shell Transport voor te stellen onder één moedermaatschappij, Royal Dutch Shell plc (‘Royal Dutch Shell’), een vennootschap opgericht naar het recht van Engeland en Wales met hoofdkantoor en vestigingsplaats in Nederland voor doeleinden van Nederlandse en Britse belastingheffing. De voorstellen zullen worden gerealiseerd (i) door middel van een ruilbod door Royal Dutch Shell op alle geplaatste en uitstaande gewone aandelen in het kapitaal van de Koninklijke (het ‘Bod’) en (ii) door middel van een scheme of arrangement met betrekking tot Shell Transport op grond van artikel 425 van de Companies Act of England and Wales 1985 (het ‘Scheme’) (de ‘Transactie’).

Royal Dutch Shell zal het Bod, met inachtneming van de voorwaarden en restricties als opgenomen in (i) het biedingsbericht d.d. 19 mei 2005 (het ‘Biedingsbericht’), (ii) de listing particulars d.d. 19 mei 2005 (de ‘Listing Particulars’) en (iii) het US prospectus d.d. 19 mei 2005, deel uitmakend van het Registration Statement on Form F-4 ingediend bij de SEC onder de US Securities Act of 1933 (gezamenlijk het ‘US Prospectus’) (tezamen met het Biedingsbericht en de Listing Particulars ‘Biedingsdocumenten’), uitbrengen op alle geplaatste en uitstaande gewone aandelen in het aandelenkapitaal van de Koninklijke, bestaande uit (i) gewone toonderaandelen Koninklijke (‘Toonderaandelen Koninklijke’), (ii) gewone aandelen Koninklijke op naam, geregistreerd in het aandeelhoudersregister te Den Haag (‘Den Haag Aandelen Koninklijke’) en (iii) gewone aandelen Koninklijke op naam, geregistreerd in het aandeelhoudersregister te New York (‘New York Aandelen Koninklijke’) (gezamenlijk de ‘Aandelen Koninklijke’). De directie en de raad van commissarissen van de Koninklijke bevelen unaniem aan dat houders van Aandelen Koninklijke het Bod aanvaarden.

In overeenstemming met artikel 9q van het Besluit toezicht effectenverkeer 1995, zal het Bod worden besproken tijdens de jaarlijkse algemene vergadering van aandeelhouders van de Koninklijke welke zal worden gehouden om 10.30 uur Nederlandse tijd op 28 juni 2005.

Het Bod
Onder de voorwaarden van het Bod, zullen houders van Aandelen Koninklijke elk respectievelijk ontvangen:

•	voor ieder aangeboden Toonderaandeel Koninklijke of Den Haag Aandeel Koninklijke:
2 gewone aandelen, klasse “A”, in het kapitaal van Royal Dutch Shell, elk met een nominale waarde van €0,07 (‘“A” Aandelen’);

•	voor ieder aangeboden New York Aandeel Koninklijke: 1 “A” American depositary receipt welke twee “A” Aandelen vertegenwoordigt.

Aanmeldingstermijn
De aanmeldingstermijn van het Bod vangt aan op 20 mei 2005 en verstrijkt, behoudens verlenging, op 18 juli 2005 om 23.00 uur Nederlandse tijd (de ‘Aanmeldingstermijn’).

Aanmelding
 (i) Houders van Toonderaandelen Koninklijke
 Houders van Toonderaandelen Koninklijke die hun Toonderaandelen Koninklijke houden via een bank of commissionair dienen hun aanvaarding van het Bod bekend te maken aan ABN AMRO Bank N.V. (‘ABN AMRO’) via hun bank of commissionair in de periode van 20 mei 2005 tot en met 18 juli 2005, 23.00 uur Nederlandse tijd, behoudens verlenging van de Aanmeldingstermijn. De bank of commissionair kan een kortere termijn voor aanmelding door houders van Toonderaandelen Koninklijke vaststellen om de bank of commissionair in de gelegenheid te stellen hun aanvaarding tijdig aan ABN AMRO bekend te maken.

Houders van Toonderaandelen Koninklijke gehouden in de vorm van reeds uitgegeven aandeelbewijzen aan toonder voorzien van afzonderlijke dividend coupons (K-stukken) dienen er rekening mee te houden dat deze aandeelbewijzen zijn afgeschaft in overeenstemming met de statuten van de Koninklijke. Indien aandeelhouders dergelijke Toonderaandelen Koninklijke willen aanmelden, dienen zij hun aanvaarding van het Bod kenbaar te maken door hun aandeelbewijzen via hun bank of commissionair aan ABN AMRO over te dragen in de periode van 20 mei 2005 tot en met 18 juli 2005, 23.00 uur Nederlandse tijd, behoudens verlenging van de Aanmeldingstermijn. De bank of commissionair kan een kortere termijn voor aanmelding door aandeelhouders van Toonderaandelen Koninklijke vaststellen om de bank of commissionair in de gelegenheid te stellen hun aanvaarding tijdig aan ABN AMRO bekend te maken.

(ii) Houders van Den Haag Aandelen Koninklijke
Aan houders van Den Haag Aandelen Koninklijke zal per post informatie worden verstrekt met betrekking tot de Transactie en de wijze waarop zij hun aanvaarding van het Bod bekend kunnen maken.

(iii) Houders van New York Aandelen Koninklijke
Aan houders van New York Aandelen Koninklijke zal per post informatie worden verstrekt met betrekking tot de Transactie en de wijze waarop zij hun aanvaarding van het Bod bekend kunnen maken. Voor meer informatie kunnen dergelijke aandeelhouders contact opnemen met Georgeson Shareholder Communications Inc via de volgende telefoonnummers: Europa: + 44 (0) 870 703 0306, US (direct dial): + 1 212 440 9800, US (gratis vanuit US): (877) 278 4235.

Gestanddoening van het Bod
Afhankelijk van de vervulling of, voorzover toegestaan, afstand van alle voorwaarden van het Bod behalve de voorwaarde van het Bod betreffende de goedkeuring van het Scheme door het High Court of Justice in England and Wales (het ‘High Court’) en de daaropvolgende inschrijving van het gerechtelijk bevel (het ‘Gerechtelijk Bevel’) door de Registrar of Companies in England and Wales (de ‘Scheme Voorwaarde’), zal Royal Dutch Shell naar verwachting op, of onmiddellijk voorafgaand aan de dag van de behandeling door het High Court van het verzoek tot goedkeuring van het Scheme, een openbare mededeling doen dat het Bod gestand wordt gedaan onder voorbehoud van en onmiddellijk na vervulling van de Scheme Voorwaarde, in welk geval het Bod daarna automatisch gestand wordt gedaan op het moment van inschrijving van het Gerechtelijk Bevel door de Registrar of Companies in England and Wales. Royal Dutch Shell zal naar verwachting zo spoedig mogelijk na de automatische gestanddoening van het Bod een openbare mededeling doen ter bevestiging van deze gestanddoening. Een dergelijke mededeling zal naar verwachting worden gedaan op 20 juli 2005, behoudens verlenging van de Aanmeldingstermijn.

Levering
Indien het Bod gestand is gedaan, zal de levering van de aandelen Royal Dutch Shell waartoe aandeelhouders van Aandelen Koninklijke die gedurende de Aanmeldingstermijn het Bod hebben aanvaard gerechtigd zijn, plaatsvinden op de leveringsdatum welke niet later zal zijn dan drie Euronext Amsterdam handelsdagen na de datum van gestanddoening van het Bod, behoudens onvoorziene omstandigheden (de ‘Leveringsdatum’).

Beursnotering aan Euronext Amsterdam, London Stock Exchange en New York Stock Exchange
Royal Dutch Shell heeft, onder voorbehoud van gestanddoening van het Bod, een aanvraag ingediend voor notering van de “A” Aandelen op Euronext Amsterdam. Tevens zijn aanvragen ingediend bij de UK Listing Authority voor notering van de “A” Aandelen op de Official List en bij de London Stock Exchange om de “A” Aandelen toe te laten voor verhandeling op de markt voor genoteerde effecten van de London Stock Exchange. Ten slotte is de aanvraag van Royal Dutch Shell om de “A” American depositary receipts te noteren aan de New York Stock Exchange goedgekeurd, onder voorbehoud van een officieel bericht van uitgifte.

Onder voorbehoud van de gestanddoening van het Bod en behoudens onvoorziene omstandigheden, zal de handel op deze drie effectenbeurzen naar verwachting aanvangen op of omstreeks 20 juli 2005.

Beëindiging beursnotering aan Euronext Amsterdam, London Stock Exchange en New York Stock Exchange
Na voltooiing van het Bod en, voor zover relevant, afhankelijk van de omvang van de aanvaarding van het Bod, is Royal Dutch Shell voornemens om de Koninklijke te verzoeken om een zo spoedig mogelijke beëindiging na te streven van (i) de notering van de Aandelen Koninklijke aan Euronext Amsterdam en de London Stock Exchange en (ii) de notering van de New York Aandelen Koninklijke aan de New York Stock Exchange.

Aangesloten Instellingen
De instellingen welke (i) Toonderaandelen Koninklijke houden namens hun cliënten via Euroclear Nederland als een aangesloten instelling van Euroclear Nederland of (ii) Toonderaandelen Koninklijke houden namens hun cliënten via een instelling die een aangesloten instelling is van Euroclear Nederland (de ‘Aangesloten Instellingen’), kunnen het Bod uitsluitend aanvaarden door middel van een schriftelijke melding aan ABN AMRO ter attentie van “Issuing Institutions — Corporate Actions MF 2020’’, Kemelstede 2, 4817 ST, Breda, fax 076 — 57 99 620, niet later dan 18 juli 2005 om 23.00 uur Nederlandse tijd, behoudens verlenging van de Aanmeldingstermijn. In hun aanmelding, die schriftelijk dient te zijn, verklaren de Aangesloten Instellingen dat (i) zij de door hen aangemelde Toonderaandelen Koninklijke in hun administratie hebben, (ii) zij de aangemelde Toonderaandelen Koninklijke aan ABN AMRO zullen leveren voor het verstrijken van de Aanmeldingstermijn en (iii) elke aandeelhouder die het Bod aanvaardt onherroepelijk garandeert dat de door hem aangemelde Aandelen Koninklijke zijn aangemeld in overeenstemming met de restricties die zijn weergegeven in paragraaf 1.2 van hoofdstuk 1 van het Biedingsbericht. Aangesloten Instellingen die niet in staat zijn op of voor 18 juli 2005, 23.00 uur Nederlandse tijd (behoudens verlenging van de Aanmeldingstermijn) de aangeboden Toonderaandelen Koninklijke aan ABN AMRO te leveren, dienen voor dergelijke aangeboden Toonderaandelen Koninklijke een schriftelijke verklaring van gegarandeerde levering aan ABN AMRO te verstrekken waarin de Aangesloten Instellingen zich verbinden dergelijke effecten voor 11.00 uur Nederlandse tijd op de Leveringsdatum aan ABN AMRO als exchange agent te leveren. Een dergelijke verklaring van gegarandeerde levering moet door ABN AMRO uiterlijk om 23.00 uur Nederlandse tijd op 18 juli 2005 zijn ontvangen, behoudens verlenging van de Aanmeldingstermijn.

Verkrijgbaarheid van Biedingsdocumenten
Exemplaren van de Biedingsdocumenten en bepaalde documenten waarnaar daarin wordt verwezen, zijn kosteloos te verkrijgen op de Shell website www.shell.com/unification en in het geval van de US Prospectus en andere documenten waarnaar hieronder wordt verwezen en die zijn ingediend bij of overgelegd aan de SEC, op www.sec.gov. Aandeelhouders kunnen kosteloos papieren exemplaren van de relevante documenten verkrijgen. Houders van Toonderaandelen Koninklijke en houders van Den Haag Aandelen Koninklijke kunnen relevante documenten aanvragen door contact op te nemen met ABN AMRO via het gratis telefoonnummer: 00800-2222-0024, email: so.servicedesk.c&cc@nl.abnamro.com. Aan houders van New York Aandelen Koninklijke zullen de relevante documenten per post worden verstuurd.

Houders van Toonderaandelen Koninklijke en Den Haag Aandelen Koninklijke (met uitzondering van aandeelhouders die in de Verenigde Staten verblijven) worden geadviseerd om het Biedingsbericht en de Listing Particulars (ingediend bij de Nederlandse Autoriteit Financiële Markten en Euronext Amsterdam) inclusief alle bijlagen en documenten die daarin door middel van verwijzing zijn opgenomen, zorgvuldig te bestuderen aangezien deze documenten belangrijke informatie bevatten en om zo nodig onafhankelijk advies in te winnen teneinde zich een evenwichtig oordeel te kunnen vormen over (het aanmelden van aandelen onder) het Bod.

Houders van New York Aandelen Koninklijke (en houders van Toonderaandelen Koninklijke en Den Haag Aandelen Koninklijke die zich in de Verenigde Staten bevinden) zullen het US Prospectus ontvangen, en worden uitdrukkelijk geadviseerd het US Prospectus en andere documenten met betrekking tot het Bod welke door Royal Dutch Shell zijn of zullen worden ingediend bij of overgelegd aan de SEC en de daarbij behorende solicitation/recommendation statement on Schedule 14D-9 dat door de Koninklijke is of zal worden ingediend bij de SEC te bestuderen, omdat elk van deze documenten belangrijke informatie zal bevatten met betrekking tot het Bod.

Restricties
Ontvangst van de Biedingsdocumenten en van afzonderlijke documenten met betrekking tot het Bod in andere jurisdicties dan Nederland en Engeland (en ontvangst van het US Prospectus in andere dan deze jurisdicties en de Verenigde Staten), alsmede het uitbrengen van het Bod in andere jurisdicties dan Nederland, de Verenigde Staten en Engeland, kunnen aan wettelijke restricties onderhevig zijn en daarom dienen personen die deze advertentie en/of dergelijke documenten in hun bezit krijgen zich te laten voorlichten over dergelijke restricties en deze te eerbiedigen. Het niet eerbiedigen van dergelijke restricties kan een overtreding van de effectenwetgeving van de desbetreffende jurisdictie opleveren. Royal Dutch Shell, de Koninklijke, Shell Transport en hun adviseurs nemen geen verantwoordelijkheid op zich ten aanzien van een overtreding door wie dan ook.

Het is niet geoorloofd deze advertentie, de Biedingsdocumenten en/of enige afzonderlijke documentatie met betrekking tot het Bod geheel of gedeeltelijk in Japan of Italië te verspreiden.

Deze advertentie is een openbare mededeling gemaakt op grond van artikel 9g lid 3 van het Besluit toezicht effectenverkeer 1995.

Londen en Den Haag, 19 mei 2005